EXHIBIT 1

NOVATEL INC.

Quarterly Report

For the Six Month Period Ended June 30, 2004

INDEX

Consolidated Financial Statements (Unaudited)

•	Consolidated Balance Sheets – June 30, 2004 and December 31, 2003

•	Consolidated Statements of Operations – Three and Six Months Ended June 30, 2004 and June 29, 2003

•	Consolidated Statements of Shareholders’ Equity June 30, 2004

•	Consolidated Statements of Cash Flows – Three and Six Months Ended June 30, 2004 and June 29, 2003

•	Notes to Consolidated Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 – US $0.7508 on July 26, 2004), and are presented in accordance with accounting principles generally accepted in Canada.  The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income and shareholders’ equity, are disclosed in Note 21 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2003 filed as part of Form 20-F with the U.S. Securities and Exchange Commission and in Note 14 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Statements in this Quarterly Report about the Company’s future plans and intentions, results, outlook, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Such forward-looking statements reflect management’s current beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other regulatory changes, actions by governmental authorities, the availability of capital markets, reliance on key personnel, uninsured and underinsured losses and other factors, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this Quarterly Report are based upon what management believes to be reasonable assumptions, NovAtel cannot assure investors that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this Quarterly Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, Canadian dollars)

	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and short term investments (includes compensating balances of $4,158 at June 30, 2004 and $3,278 at December 31, 2003)	$16,175	$13,000
Accounts receivable	8,267	6,383
Related party receivables (Note 10)	1,832	1,081
Related party notes receivable (Note 10)	1,786	1,721
Inventories (Note 3)	5,032	4,782
Prepaid expenses and deposits	516	357
Total current assets	33,608	27,324

Capital assets	3,806	3,700
Intangible assets (Notes 5 and 9)	2,075	1,991
Deferred development costs (Note 4)	2,522	2,557
Total assets	$42,011	$35,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities (Note 12)	$7,387	$5,868
Related party payables (Note 10)	1,019	935
Notes payable (Note 11)	1,786	1,721
Deferred revenue and customer deposits	496	312
Provision for future warranty costs	493	410
Capital lease obligations – current portion	51	100
Total current liabilities	11,232	9,346

Deferred gain on sale/leaseback of capital assets	510	567
Related party payables – long term portion (Note 10)	98	212
Total liabilities	11,840	10,125

Commitments, contingencies and guarantees (Note 9)
Shareholders’ equity:
Capital stock (Note 6) (common shares issued and outstanding: 8,066 at June 30, 2004 and 7,984 at December 31, 2003)	37,594	37,012
Contributed surplus (Note 2 (a))	447	13
Deficit (Note 2 (a))	(7,870)	(11,578)
Total shareholders’ equity	30,171	25,447
Total liabilities and shareholders’ equity	$42,011	$35,572

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

 (in thousands, except per share data, Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Revenues:
Product sales (Note 10)	$11,560	$7,228	$22,451	$13,050
NRE fees	1,722	2,286	3,333	3,363
Total revenues	13,282	9,514	25,784	16,413

Cost of sales:
Cost of product sales (Note 10)	4,383	3,406	9,121	6,166
Cost of NRE fees	947	1,144	1,772	1,763
Total cost of sales	5,330	4,550	10,893	7,929

Gross profit	7,952	4,964	14,891	8,484

Operating expenses:
Research and development	2,398	1,775	4,436	3,090
Selling and marketing	1,594	1,286	3,048	2,414
General and administration	1,304	993	2,610	1,863
Share offering costs (Note 7)	722	—	722	—
Total operating expenses	6,018	4,054	10,816	7,367

Operating income	1,934	910	4,075	1,117

Interest income, net	55	55	108	98
Other income (expense)	56	(220)	15	(406)

Income from continuing operations before income taxes	2,045	745	4,198	809

Provision for income taxes	22	20	34	21

Net income from continuing operations	2,023	725	4,164	788

Income (loss) from discontinued operations (Note 12)	—	20	—	(28)

Net income	$2,023	$745	$4,164	$760
Net income per share (basic) (Note 13)
Continuing operations	$0.25	$0.09	$0.52	$0.10
Discontinued operations	0.00	0.01	0.00	0.00
Net income per share (basic)	$0.25	$0.10	$0.52	$0.10

Weighted average shares outstanding (basic) (Note 6)	8,038	7,689	8,014	7,687

Net income per share (diluted)(Note 13)
Continuing operations	$0.24	$0.09	$0.49	$0.10
Discontinued operations	0.00	0.00	0.00	0.00
Net income per share (diluted)	$0.24	$0.09	$0.49	$0.10
Weighted average shares outstanding (diluted) (Note 6)	8,583	7,983	8,560	7,919

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

(in thousands, Canadian dollars)

			Contributed Surplus	Deficit	Total Shareholders’ Equity
	Common Shares
	Number	Amount

Balance January 1, 2004	7,984	$37,012	$13	$(11,578)	$25,447
Change in accounting policy relating to stock-based compensation (Notes 2 (a) and 13)	—	66	390	(456)	—
Common shares issued pursuant to exercise of stock options (Notes 2 (a) and 13)	82	516	(117)	—	399
Stock-based compensation (Notes 2 (a) and 13)	—	—	161	—	161
Net income	—	—	—	4,164	4,164
Balance June 30, 2004	8,066	$37,594	$447	$(7,870)	$30,171

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands, Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Operating activities:
Net income from continuing operations	$2,023	$725	$4,164	$788
Income (loss) from discontinued operations (Note 12)	—	20	—	(28)
Charges and credits to operations not involving an outlay of cash:
Amortization	544	404	1,136	795
Gain on disposal of capital assets	(3)	(9)	(9)	(10)
Stock-based compensation expense (Note 13)	81	—	161	—
Share offering costs (Note 7)	722	—	722	—
Accretion on royalty payable to CMC related to GPS OEM product line acquisition	15	—	33	—
Amortization of deferred gain on sale/leaseback of capital assets	(28)	(28)	(57)	(61)
Net change in non-cash working capital related to operations (Note 8)	770	(1,007)	(1,244)	2,335
Cash provided by operating activities	4,124	105	4,906	3,819
Financing activities:
Issuance of shares (Note 6)	302	23	399	23
Related party notes receivable	12	—	—	12
Notes payable	(12)	—	—	20
Payments related to share offering (Note 7)	(663)	—	(663)	—
Payments under capital lease obligations	(26)	(23)	(49)	(45)
Effect of exchange rate changes on financing activities	—	(39)	—	(76)
Cash (used in) financing activities	(387)	(39)	(313)	(66)
Increase in cash before investing activities	3,737	66	4,593	3,753
Investing activities:
Purchase of capital and intangible assets	(554)	(203)	(1,150)	(1,012)
Proceeds from disposal of capital assets	3	47	13	52
Purchase of short-term investments	(11,719)	(2,816)	(12,469)	(4,566)
Proceeds from short-term investments	4,000	1,000	9,550	2,217
Acquisition of CMC Electronics’ OEM GPS business	(136)	(155)	(136)	(155)
Capitalization of development costs	(39)	(75)	(145)	(75)
Cash (used in) investing activities	(8,445)	(2,202)	(4,337)	(3,539)
Increase (decrease) in cash and cash equivalents	(4,708)	(2,136)	256	214
Cash and cash equivalents, beginning of period	7,409	4,050	2,445	1,700
Cash and cash equivalents, end of period	$2,701	$1,914	$2,701	$1,914

Cash and short term investments consisted of:
Cash and cash equivalents	$2,701	$1,914	$2,701	$1,914
Restricted cash equivalents and short term investments	4,158	3,455	4,158	3,455
Other short term investments	9,316	3,766	9,316	3,766
	$16,175	$9,135	$16,175	$9,135
Interest paid related to bank advances and capital lease obligations	$1	$3	$2	$6
Income taxes paid	$6	$1	$37	$1

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands, Canadian dollars, except per share data)

Note 1             Basis of Presentation

The consolidated financial statements for the three and six month periods ended June 30, 2004 and June 29, 2003 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited.  The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.  The adjustments are of a normal recurring nature.  The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below.  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.  Accordingly, the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2003 filed on Form 20-F with the U.S. Securities and Exchange Commission (SEC).

Note 2             Adoption of New Accounting Standards

a)                                    Stock-Based Compensation

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus.  When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.  Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

b)                                    Hedging Relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13, “Hedging Relationships”.  The guideline establishes conditions where hedge accounting may be applied.  Where hedge accounting does not apply, any changes in the fair values of the financial contracts are taken into income in the period of change.  The Company enters into forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  These contracts qualify as hedges under the new accounting guideline and the Company applies hedge accounting to its financial instruments.  This new accounting policy has been applied prospectively.

c)                                     Impairment of Long-Lived Assets

In September 2002, the CICA issued CICA Handbook Section 3063 “Impairment of Long-Lived Assets” effective for fiscal years beginning on or after April 1, 2003.  This new standard requires the recognition, measurement and disclosure of the impairment of long-lived assets and applies to long-lived assets held for use.  An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The Company adopted this standard on January 1, 2004.  The adoption of this new standard did not have a material impact on the Company’s financial statements as at and for the periods ended June 30, 2004.

d)                                    Asset retirement obligations

In December 2003, the CICA issued CICA Handbook Section 3110 “Asset Retirement Obligations” which requires the liability recognition for future retirement obligations associated with capital assets.  These obligations are initially recognized at fair value, which is the discounted future value of the liability.  This fair value is capitalized as part of the cost of the related capital asset and amortized over its useful life.  The liability accretes until the Company settles the retirement obligation.  The Company retroactively adopted this standard on January 1, 2004.  The adoption of this new standard did not have a material impact on the Company’s financial statements as at and for the periods ended June 30, 2004 or on the comparative periods presented.

Note 3             Inventories

	June 30, 2004	December 31, 2003

Raw materials and components	$1,825	$1,948
Work-in-progress	296	280
Finished goods	2,911	2,554
	$5,032	$4,782

Note 4             Deferred Development Costs

	June 30, 2004	December 31, 2003
Deferred development costs	$2,991	$2,846
Accumulated amortization	(469)	(289)
	$2,522	$2,557

In the six month periods ended June 30, 2004 and June 29, 2003, the Company deferred certain costs related to the development of a certified aviation GPS receiver.  The Company amortizes these deferred costs using a method similar to the unit-of-production method of amortization.  The following table discloses the development costs which have been deferred and the amortization of deferred development costs:

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Deferred development costs	$39	$75	$145	$75
Amortization of deferred development costs	$58	$43	$180	$78

At June 30, 2004, the Company had deferred $2,522 of development costs, net of accumulated amortization.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the next four years.  Under the current business programs between the Company and CMC Electronics, the Company would expect these future payments to substantially recover the $2,522 of deferred development costs as of June 30, 2004.  Should future actual or estimated sales of this receiver be materially lower than that currently estimated, all or a portion of the deferred development costs would be charged to results of operations.

Note 5             Intangible Assets

Intangible assets subject to amortization are as set out below:

	June 30, 2004			December 31, 2003
	Gross Value	Accumulated Amortization	Net Book Value	Gross Value	Accumulated Amortization	Net Book Value
Patents and trademarks	$3,840	$2,287	$1,553	$3,586	$2,117	$1,469
Technology	2,410	2,150	260	2,341	2,124	217
Market presence of CMC Electronics OEM GPS Product line	348	86	262	348	43	305
Total intangibles	$6,598	$4,523	$2,075	$6,275	$4,284	$1,991

Amortization expense related to intangibles was $121 and $91 for the three months ended June 30, 2004 and June 29, 2003, respectively, and $239 and $182 for the six months ended June 30, 2004 and June 29, 2003, respectively.

The estimated aggregate amortization expense for the five succeeding years, is as follows:

2004	$520
2005	532
2006	466
2007	325
2008	263

Note 6             Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which  8,066 common shares are outstanding as of June 30, 2004 (7,984 as of December 31, 2003).

Net income (loss) per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On June 12, 2003, the Company implemented a share repurchase program under which the Company can repurchase up to 3% of the outstanding common shares over a twelve month period.  From June 12, 2003 through June 30, 2004, the Company repurchased two shares.

The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant. As of June 30, 2004, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 421 had been exercised.

A summary of the status of the Company’s stock option plans as of June 30, 2004, and changes during the six month period ended on that date is presented below:

Options	Number of Options	Weighted- Average Exercise Price
Outstanding at January 1, 2004	855	US $	4.42
Granted	3	13.16
Exercised	(82)	3.57
Forfeited	(7)	2.35
Outstanding at June 30, 2004	769		$4.55

Options exercisable at June 30, 2004	507	US $	5.68

The following table summarizes information about the stock option plans as of June 30, 2004:

		Options Outstanding				Options Exercisable
Range of Exercise Prices		Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price
			(Years)
US $	13.16	3	9.6	US $	13.16	—	US $	13.16
	$7.50 to $ 11.25	318	2.9	7.70		318	7.70
	$4.00 to $ 4.94	5	8.6	4.50		1	4.00
	$2.25 to $ 3.44	356	7.8	2.40		131	2.56
	$1.38 to $ 2.00	87	6.2	1.63		57	1.61

US $	1.38 to $ 13.16	769	5.6	US $	4.55	507	US $	5.68

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder:

	Number of Common Shares
	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Weighted average common shares outstanding (basic)	8,038	7,689	8,014	7,687
Dilutive effect of options	545	294	546	232

Weighted average common shares outstanding (diluted)	8,583	7,983	8,560	7,919

The following table represents options that were excluded for the calculation of net increase per share — diluted due to an anti-dilutive effect as a result of the exercise price of the options being higher than the market price of the stock in the period:

ThreeMonths Ended		Six Months Ended
June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003

3	440	3	442

Note 7             Share Offering Costs

As of June 30, 2004, the Company had incurred $722 of expenses in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares.  On May 26, 2004, the Company withdrew the offering.  As the Company does not intend to proceed with the offering at this time, the Company has expensed the $722 within the Consolidated Statements of Operations for the three and six month periods ending June 30, 2004.

Note 8             Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Decrease (increase) in accounts receivables and related party receivables	$252	$(2,464)	$(1,918)	$2,140
Decrease (increase) in inventories	208	728	(250)	803
(Increase) in prepaid expenses and deposits	(54)	(30)	(159)	(55)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	119	484	816	(644)
Increase in deferred revenue and customer deposits	212	260	184	64
Increase in provision for future warranty costs	33	15	83	27
Net change in non-cash working capital	$770	$(1,007)	$(1,244)	$2,335

Note 9             Commitments and Contingencies

a) As at June 30, 2004, intangible assets included $285 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics Inc. (“CMC Electronics”) in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of June 30, 2004, the Company has not provided for any impairment of these intangible assets.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

c) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements.  These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties.  Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

d) In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions.  The process includes linking hedging instruments to forecasted transactions.  The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  The contracts are not used for trading or speculative purposes.  Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenues when these revenues are recognized.

At June 30, 2004, the Company had forward foreign currency contracts to sell US $4,000 between July 30, 2004 and December 31, 2004 at rates between $0.7560 and $0.7635.

The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments.  The carrying value of capital lease obligations approximate their fair value, as the imputed interest rates on these obligations approximate market rates.

Note 10      Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Product sales to Point, Inc.	$442	$277	$1,019	$322
Services provided to Point, Inc.	32	35	68	65
Inventory purchases from CMC Electronics Inc.	395	459	1,010	637
Royalties charged to CMC Electronics Inc.	78	57	240	104
Royalties paid to CMC Electronics Inc.	136	—	136	—
Other expenses from CMC Electronics Inc.	81	132	221	243
Engineering services charged by Point, Inc.	51	35	67	54
Engineering services charged to Point, Inc.	43	—	43	—
Contracted development costs charged by CMC Electronics Inc.	39	75	145	75
Engineering services charged by CMC Electronics Inc.	—	131	—	168
Share offering costs charged to CMC Electronics Inc.	353	—	717	—
Share offering costs charged by CMC Electronics Inc.	31	—	111	—
Consulting services charged by David E. Vaughn (excluding Board of Directors activities)	—	15	—	38

Related party receivables at June 30, 2004 consist of $1,008 from Point, Inc. ($1,027 at December 31, 2003) and $824 from CMC Electronics ($54 at December 31, 2003).  Related party payables at June 30, 2004 were comprised of amounts due to CMC Electronics of $1,067 ($1,139 at December 31, 2003) and $50 to Point, Inc. ($8 at December 31, 2003).

The related party notes receivable of $1,786 ($1,721 at December 31, 2003) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of US$5,330.  The loans are secured by the assets of Point, Inc., and bear interest at 3%.  On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004 (see Note 11).

Note 11      Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis.  The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc.

	June 30, 2004	December 31, 2003
Current assets	$1,465	$1,728
Non-current assets	99	100
Total assets	$1,564	$1,828

Current liabilities	$2,845	$2,818
Long-term liabilities	—	—
Total liabilities	$2,845	$2,818

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Revenues	$1,531	$1,525	$2,866	$2,763
Gross profit	432	361	833	669
Expenses	643	305	1,221	620
Income (loss)	(211)	56	(388)	49

Cash provided by (used in)
Operating activities	(149)	264	(92)	409
Investing activities	(14)	(1)	(24)	(4)
Financing activities	(12)	—	(1)	(13)
Effect of exchange rate changes on financing activities	41	(145)	65	(280)

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,786 ($1,721 at December 31, 2003).   The loans are secured by the assets of Point, Inc. and bear interest at 3%.  On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004 (see Note 10).  As of June 30, 2004, Point, Inc. has borrowed US$5,330 in aggregate from the Company and Sokkia.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US$5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of June 30, 2004, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $600, comprised primarily of working capital related items and the costs that would be incurred to cease operations.  These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 12      Discontinued Operations (Mezure, Inc.)

The Company owns a 70% equity interest in Mezure, a U.S. company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

The loss from discontinued operations pertaining to Mezure for the three and six month periods ended on June 30, 2004 and June 29, 2003 is as set forth below.

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Revenues	$—	$—	$—	$34
Cost of sales	—	—	—	(11)
Research and development expenses	—	—	—	(27)
Selling and marketing expenses	—	—	—	(32)
General and administration expenses	—	(45)	—	(108)
Interest income	—	(3)	—	—
Other income	—	68	—	116
Income (loss) from discontinued operations	$—	$20	$—	$(28)

The consolidated balance sheets as of June 30, 2004 and December 31, 2003 include residual assets and liabilities related to discontinued operations as follows:

	June 30, 2004	December 31, 2003

Accounts payable and accrued liabilities	$36	$40

Note 13 Stock-Based Compensation (see Note 2(a))

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus.  For the six month period ended June 30, 2004, stock-based compensation expense of $161 was recognized.  When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.  As of June 30, 2004, $183 has been reclassified from contributed surplus to share capital, as a result of stock option exercises.

Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

At June 30, 2004, the Company had issued 769 options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 6).

Prior to the Company’s adoption of the amended provisions of Section 3870 on January 1, 2004, the Company applied an intrinsic value based method to account for its stock-based compensation plans, and no compensation cost was recognized within the statement of operations for the three and six month periods ended June 29, 2003.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro-forma net income and net income per share would have been as follows for the three and six month periods ended June 29, 2003:

		Three Months Ended June 29, 2003	Six Months Ended June 29, 2003

Net income from continuing operations	As reported	$725	$788
	Pro forma	$609	$560

Basic net income from continuing operations per share	As reported	$0.09	$0.10
	Pro forma	$0.08	$0.07

Diluted net income from continuing operations per share	As reported	$0.09	$0.10
	Pro forma	$0.08	$0.07

Net income	As reported	$745	$760
	Pro forma	$629	$532

Basic net income per share	As reported	$0.10	$0.10
	Pro forma	$0.08	$0.07

Diluted net income per share	As reported	$0.09	$0.10
	Pro forma	$0.08	$0.07

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004 and 2003 :  dividend yield of 0%; expected lives of 10 years; expected volatility of 98% and a risk-free interest rate of 4.3%.

Note 14      Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Deferred Development Costs (see Note 4)

As of June 30, 2004, the Company had deferred $2,522 of development costs, net of accumulated amortization, related to the development of a certified aviation GPS receiver. In the three month and six month periods ended June 30, 2004, the Company deferred $39 and $145 of development costs, respectively ($75 and $75 in the three month and six month periods ended June 29, 2003, respectively) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the three month and six month periods ended June 30, 2004, the Company amortized $58 and $180 of deferred development costs, respectively ($43 and $78 in the three month and six month periods ended June 29, 2003, respectively) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

b) Stock-Based Compensation

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation.  Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123.

For U.S. GAAP purposes, the Company continues to account for its stock-based compensation in accordance with APB Opinion 25 (see Note 14 (k)).

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus.  When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.  Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.  As indicated above, the Company continues to account for its stock-based compensation in accordance with APB 25 and thus these adjustments would not be recorded for U.S. GAAP purposes.

Under Canadian GAAP, the Company incurred stock-based compensation expense of $81 and $161 in the three month and six month periods ended June 30, 2004 ($nil in 2003).  For U.S. GAAP purposes, this expense would not have been included in the determination of net income.

c) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard No. 133, as amended by SFAS 137 and SFAS 138. SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings.  The Company’s foreign exchange contracts have been accounted for as cash flow hedges.

Under U.S. GAAP, SFAS 133 would result in a decrease in total assets of $64 as of June 30, 2004 ($nil as of December 31, 2003) related to the fair value of the Company’s foreign exchange contracts.

d) Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line.  The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence.  Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer.  Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

e) Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point, Inc. is proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

f) Provision for Future Warranty Costs

The changes in the provision for future warranty costs during the six month periods ended June 30, 2004 and June 29, 2003 are as follows:

	June 30, 2004	June 29, 2003
Opening balance, beginning of period	$410	$344
Additions to provision	142	85
Costs incurred	(59)	(58)
Ending balance, end of period	$493	$371

g) Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income.  Currently, there is no similar concept under Canadian GAAP.  Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

h) New U.S. GAAP Accounting Pronouncements

In March 2004, the FASB issued an Exposure Draft “Share-Based Payment”.  This Exposure Draft proposes to revoke the alternative of accounting for employee stock based compensation under the intrinsic value method.  As the Company is currently using the provision under FAS 123 for U.S. GAAP purposes, that allow the use of the intrinsic method of accounting for share-based payments, it is anticipated that the adoption of this Exposure Draft may have a material impact on the Company’s results of operations or financial position.  However, at this time the Exposure Draft has neither been accepted nor rejected by the FASB.  If adopted the application of this policy is expected to be for fiscal years beginning after December 2004.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition”, which revises or rescinds portions of the revenue recognition interpretative guidance included in the SAB codification to make it consistent with current authoritative accounting and auditing guidance and SEC rules and regulations.  The principal revisions relate to revenue recognition guidance no longer necessary due to developments in U.S. GAAP.  SAB No. 104 also rescinds the Frequently Asked Questions and Answers document issued in conjunction with the release of SAB No. 101.  The changes noted in SAB No. 104 did not have a material impact on the company’s financial position, results of operations, or cash flows.

i) Summary of the Differences between Canadian and U.S. GAAP

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Net income from continuing operations – Canadian GAAP	$2,023	$725	$4,164	$788
Adjustments to U.S. GAAP
Deferred development costs (a)	(39)	(75)	(145)	(75)
Amortization of deferred development costs (a)	58	43	180	78
Stock-based compensation expense (b)	81	—	161	—
Amortization of intangibles acquired from CMC Electronics (d)	31	—	61	—

Net income from continuing operations – U.S. GAAP	$2,154	$693	$4,421	$791

Income (loss) from discontinued operations – Canadian GAAP	—	20	—	(28)
Adjustments to U.S. GAAP	—	—	—	—
Income (loss) from discontinued operations – U.S. GAAP	—	20	—	(28)

Net income – U.S. GAAP	$2,154	$713	$4,421	$763
Net unrealized gain (loss) on foreign exchange contracts (c)	(92)	358	(65)	644
Reclassification to income of gains and losses on Cash flow hedges	1	(97)	1	(49)
Comprehensive income	$2,063	$974	$4,357	$1,358

	June 30, 2004	December 31, 2003
Total Assets

Canadian GAAP	$42,011	$35,572
Adjustments to U.S. GAAP
Deferred development costs (a)	(2,522)	(2,557)
Fair value of financial instruments (c)	(64)	—
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(369)	(430)
U.S. GAAP	$39,056	$32,585

Total Shareholders’ Equity

Canadian GAAP	$30,171	$25,447

Adjustments to U.S. GAAP
Deferred development costs (a)	(2,522)	(2,557)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics	123	62

U.S. GAAP – before other comprehensive income	$27,280	$22,460

Accumulated other comprehensive income (loss)	(64)	—

U.S. GAAP	$27,216	$22,460

j) Net Income per Share

Net income per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Ended
	June 30, 2004	June 29, 2003
Net Income from continuing operations per share

Canadian GAAP – basic	$0.25	$0.09
U.S. GAAP – basic	$0.27	$0.09

Canadian GAAP – diluted	$0.24	$0.09
U.S. GAAP – diluted	$0.25	$0.09

Net Income per share

Canadian GAAP – basic	$0.25	$0.10
U.S. GAAP – basic	$0.27	$0.09

Canadian GAAP – diluted	$0.24	$0.09
U.S. GAAP – diluted	$0.25	$0.09

	Six Months Ended
	June 30, 2004	June 29, 2003
Net Income from continuing operations per share

Canadian GAAP – basic	$0.52	$0.10
U.S. GAAP – basic	$0.55	$0.10

Canadian GAAP – diluted	$0.49	$0.10
U.S. GAAP – diluted	$0.52	$0.10

Net Income per share

Canadian GAAP – basic	$0.52	$0.10
U.S. GAAP – basic	$0.55	$0.10

Canadian GAAP – diluted	$0.49	$0.10
U.S. GAAP – diluted	$0.52	$0.10

k) Stock-Based Compensation

Statement of Financial Accounting Standards 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation.  Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123 and SFAS 148.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At June 30, 2004, the Company had issued to employees and directors 769 options to purchase common shares under its stock-based compensation plans.  As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in the three and six month periods ended June 30, 2004 and June 29, 2003.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) from continuing operations and net income (loss) per share would have been as follows:

l) Pro Forma Earnings – Fair Value Method of Accounting for Stock Options – U.S. GAAP

		Three Months Ended		Six Months Ended
		June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Net income from continuing operations – U.S. GAAP	As reported	$2,154	$693	$4,421	$791
Less: Fair value of stock options		102	116	205	228
Net income from continuing operations –U.S. GAAP	Pro forma	$2,052	$577	$4,216	$563

Net income from continuing operations –earnings per share (basic)	As reported	$0.27	$0.09	$0.55	$0.10
	Pro forma	$0.26	$0.08	$0.53	$0.07

Net income from continuing operations –earnings per share (diluted)	As reported	$0.25	$0.09	$0.52	$0.10
	Pro forma	$0.24	$0.07	$0.49	$0.07

Net income – U.S. GAAP	As reported	$2,154	$713	$4,421	$763
Less: Fair value of stock options		102	116	205	228

Net income – U.S. GAAP	Pro forma	$2,052	$597	$4,216	$535

Net income – earnings per share (basic)	As reported	$0.27	$0.09	$0.55	$0.10
	Pro forma	$0.26	$0.08	$0.53	$0.07

Net income – earnings per share (diluted)	As reported	$0.25	$0.09	$0.52	$0.10
	Pro forma	$0.24	$0.07	$0.49	$0.07

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004 and 2003:  dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98%.

m) Consolidated Statement of Cash Flows

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003

Cash flow provided by operations – Canadian GAAP	$4,124	$105	$4,906	$3,819
Adjustments to U.S. GAAP
Deferred development costs (a)	(39)	(75)	(145)	(75)
Cash flow provided by operations – U.S. GAAP	$4,085	$30	$4,761	$3,744

Cash flow (used in) financing activities – Canadian GAAP	$(387)	$(39)	$(313)	$(66)
Adjustments to U.S. GAAP	—	—	—	—
Cash flow (used in) financing activities – U.S. GAAP	$(387)	$(39)	$(313)	$(66)

Cash (used in) investing activities – Canadian GAAP	$(8,445)	$(2,202)	$(4,337)	$(3,539)
Adjustments to U.S. GAAP
Deferred development costs (a)	39	75	145	75

Cash (used in) investing activities – U.S. GAAP	$(8,406)	$(2,127)	$(4,192)	$(3,464)

Increase (decrease) in cash and cash equivalents	(4,708)	(2,136)	256	214
Cash and cash equivalents, beginning of period	7,409	4,050	2,445	1,700
Cash and cash equivalents, end of period	$2,701	$1,914	$2,701	$1,914

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company. It should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Such reconciliation is set forth in Note 14 of the consolidated financial statements of the Company included elsewhere in this report.

Overview

NovAtel designs, markets and sells high-precision GPS and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel Inc., including its interest in its joint venture, Point, Inc. (“Point”).

NovAtel’s consolidated financial statements include a 49% proportionate share of the Point accounts as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. The Company’s consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point’s Balance Sheet.

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation L1 GPS OEM product line. The new product line extended the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market, which increased the Company’s total addressable market in core sectors and created entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. NovAtel expects the $600,000 royalty payment will be paid out in full by the end of 2005.

The Company owns a 70% equity interest in Mezure, a U.S. company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

Revenue and Expenses

Revenues include product sales and Non Recurring-Engineering (“NRE”) service fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel’s sales to Point, net of intercompany eliminations, and NovAtel’s 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company’s precision positioning technology for critical components in civil air traffic control, flight management systems, and certain military applications.

The Special Applications category is made up of marine, precision agriculture, unmanned vehicles, construction/grading, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Cost of product sales consists primarily of the cost of the raw materials and components, labour and other manufacturing expenses and overhead. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.

Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agents commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.

Share offering costs consists of legal, audit, printing, travel and miscellaneous expenses relating to a proposed public offering in Canada and private placement in the U.S. of the Company’s common shares.  On May 26, 2004, the Company withdrew the offering.

Critical Accounting Policies and Accounting Estimates

The Company applies a number of critical accounting policies and estimates in preparing the consolidated financial statements.  There have been no material changes to the Company’s critical accounting policies and estimates since December 31, 2003.

STATEMENT OF OPERATIONS DATA (1) (unaudited)

(in thousands, Canadian dollars, except per share data)

	Three Months Ended			Six Months Ended
	June 30, 2004	June 29, 2003	% Change	June 30, 2004	June 29, 2003	% Change
Revenues:
Product sales	$11,560	$7,228	60%	22,451	$13,050	72%
NRE fees	1,722	2,286	(25)%	3,333	3,363	(1)%
Total revenues	13,282	9,514	40%	25,784	$16,413	57%

Cost of sales:
Cost of product sales	4,383	3,406	29%	9,121	6,166	48%
Cost of NRE fees	947	1,144	(17)%	1,772	1,763	1%
Total cost of sales	5,330	4,550	17%	10,893	7,929	37%

Gross profit	7,952	4,964	60%	14,891	8,484	76%

Operating expenses:
Research and development	2,398	1,775	35%	4,436	3,090	44%
Selling and marketing	1,594	1,286	24%	3,048	2,414	26%
General and administration	1,304	993	31%	2,610	1,863	40%
Share offering costs	722	—	100%	722	—	100%
Total operating expenses	6,018	4,054	48%	10,816	7,367	47%

Operating income	1,934	910	>100%	$4,075	1,117	>100%

Interest income, net	55	55	—	108	98	10%
Other income (expense)	56	(220)	N/A	15	(406)	N/A

Income from continuing operations before income taxes	2,045	745	>100%	4,198	809	>100%

Provision for income taxes	22	20	10%	34	21	62%

Net income from continuing operations	$2,023	$725	>100%	$4,164	$788	>100%

Income (loss) from discontinued operations	—	20	N/A	—	(28)	N/A

Net income	$2,023	$745	>100%	$4,164	$760	>100%

Net income per share (basic)
Continuing operations	$0.25	$0.09		$0.52	$0.10
Discontinued operations	—	0.01		—	—
Net income per share (basic)	$0.25	$0.10		$0.52	$0.10

Weighted average shares outstanding (basic)	8,038	7,689		8,014	7,687

Net income per share (diluted)
Continuing operations	$0.24	$0.09		$0.49	$0.10
Discontinued operations	—	—		—	—
Net income per share (diluted)	$0.24	$0.09		$0.49	$0.10

Weighted average shares outstanding (diluted)	8,583	7,983		8,560	7,919

STATEMENT OF OPERATIONS DATA (1), (2) (unaudited)

(in thousands, U.S. dollars, except per share data)

Six Months Ended June 30, 2004 (2)
Revenues:

Product sales	$16,856
NRE fees	2,503
Total revenues	19,359

Cost of sales:
Cost of product sales	6,848
Cost of NRE fees	1,331
Total cost of sales	8,179

Gross profit	11,180

Operating expenses:
Research and development	3,331
Selling and marketing	2,288
General and administration	1,959
Share offering costs	542
Total operating expenses	8,120

Operating income	3,060

Interest income, net	81
Other expense	11

Income from continuing operations before income taxes	3,152

Provision for income taxes	26

Net income from continuing operations	$3,126

Income (loss) from discontinued operations	—

Net income	$3,126
Net income per share (basic)
Continuing operations	$0.39
Discontinued operations	—
Net income per share (basic)	$0.39

Weighted average shares outstanding (basic)	8,014

Net income per share (diluted)
Continued operations	$0.37
Discontinued operations	—
Net income per share (diluted)	0.37

Weighted average shares outstanding (diluted)	8,560

Balance Sheet Data (1): (in thousands, Canadian dollars)	December 31, 2003	June 30, 2004	US $ Equivalent June 30, 2004 (2)
Working capital	$17,978	$22,376	$16,800
Total assets	35,572	42,011	31,542
Bank advances	—	—	—
Long-term liabilities	212	98	74
Total shareholders’ equity	25,447	30,171	22,652

(1)  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 14 of the Notes to Consolidated Financial Statements contained in this report.

(2)  Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.7508 per CDN $1.00 which was the exchange rate as of July 26, 2004.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

Three Month Period Ended June 30, 2004 Compared to Three Month Period Ended June 29, 2003

Revenues

Total revenues were $13.3 million in the second quarter 2004, representing a 40% increase compared to $9.5 million in the second quarter 2003.  The following table sets out revenues of the Company by the categories indicated for the three month periods ended June 30, 2004 and June 29, 2003.

	Three Months Ended ($ thousands)
	June 30, 2004		June 29, 2003		Change
	$	%	$	%	$	%
Geomatics	$2,171	16%	$1,862	20%	$309	17%
Aerospace & Defense	3,457	26%	1,935	20%	1,522	79%
Special Applications	7,647	58%	5,692	60%	1,955	34%
Other	7	—	25	—	(18)	(72)%
TOTAL	$13,282	100%	$9,514	100%	3,768	40%

Geomatics

Geomatics revenue was $2.2 million in the second quarter 2004, an increase of 17% from the $1.9 million revenue in the second quarter 2003, primarily as a result of higher revenue related to cash collections received by the Company from Point of $442,000 in the second quarter 2004, compared to $283,000 in the second quarter 2003 (including inter-company eliminations).

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing shipments of product revenue from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point.  As of June 30, 2004, the Company had deferred revenue related to product shipments to Point of $424,000, net of inter-company eliminations.

Point Inc.’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development.  The Company has been disappointed in the operating performance of Point, Inc. particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.  Point’s operating performance in the latter half of 2003 and in the first half of 2004 improved in comparison to recent prior periods, in certain areas including higher revenues and customer orders. However, there can be no assurance that Point’s operating performance will continue to improve.

Aerospace and Defense

Aerospace and Defense sales were $3.5 million for the second quarter 2004, an increase of 79% from the $1.9 million for the second quarter 2003.  The Company’s Aerospace and Defense revenues are highly dependent on the timing of large, government-funded programs. The majority of the revenue for the second quarter of 2004 related to three U.S. “WAAS” (Wide Area Augmentation System) aviation programs that contributed $2.9 million in revenue, including $2.0 million of hardware deliveries, in the current quarter compared to $1.4 million in the second quarter of 2003.

NovAtel is participating in the new Geostationary Command & Control Segment program to develop Ground Uplink System receivers for the new third Geostationary Satellite for WAAS, which was recently contracted to Lockheed Martin, Raytheon Company and Boeing.  NovAtel has received a letter subcontract from Raytheon worth up to U.S.$1.64 million in NRE fees plus U.S.$885,000 in hardware deliverables.  The Company’s NRE work under the program is approximately 69% complete as of June 30, 2004, with the balance of the work expected to be substantially completed by the end of 2004.

In 2003, NovAtel received a letter subcontract from Raytheon Company for the development of an L1/L5 Signal Generator to be used with the new WAAS/GEO Ground Uplink System.  This letter sub-contract is worth up to U.S.$970,000 in NRE fees plus U.S.$591,000 in hardware deliverables.  The Company’s NRE work under the program is approximately 71% complete as of June 30, 2004, with the balance of the work expected to be substantially completed by the end of 2004.

In June 2002, the Company received a U.S. $2.7 million contract from the FAA to develop the next generation WAAS receiver.  Activities under the contract were largely completed by March 2004.  In addition, the Company has received orders under a contract from Raytheon Company worth U.S.$3.0 million for production start-up, an initial 44 WAAS-GII receivers, and a subsequent delivery of 39 receivers.  The Company has delivered the initial 44 WAAS-GII receivers, and expects to deliver 39 WAAS-GII receivers in the third and fourth quarters of 2004.

The certified GPS receiver being jointly developed by the Company and CMC Electronics (formerly BAE Systems Canada) is intended for use by Honeywell for both airborne applications and the LAAS program.  With the GPS receiver achieving certification, the Company has earned initial royalties, and expects total royalties for 2004 to contribute between $400,000 and $500,000 in revenue.

Special Applications

Special Applications revenues were $7.6 million in the second quarter 2004 an increase of 34% from the $5.7 million in the second quarter 2003.  The increase was primarily attributable to product shipments to Leica Geosystems, an increase in revenue from the GPS OEM L1 product line acquired in May 2003 from CMC Electronics of $262,000, and higher shipments of product into Asia/Australia of $595,000 (excluding L1 product).

Other Revenue

Other revenue related to the sale of manufacturing components was $7,000 in the second quarter of 2004, compared to $25,000 in the second quarter of 2003.

Revenues by Geographic Market

The Company derived approximately 44% of its total revenues from the sale of its products to countries outside the United States and Canada in the second quarter of 2004 compared to 36% in the second quarter 2003.  Revenues from international sales increased to $5.8 million in the second quarter 2004 from $3.4 million in the second quarter 2003, mainly as a result of sales to Leica in Switzerland and higher shipments to the Asia/Australia region.

Gross Profit. Gross profit increased to $8.0 million in the second quarter of 2004 from $5.0 million in the second quarter of 2003, mainly as a result of increased revenue.  Gross profit as a percentage of total revenues was 60% in the second quarter 2004 compared to 52% in the second quarter 2003, with the increase attributable to favourable product mix including the benefit of aviation hardware shipments, and lower per unit product costs.

Research and development.  Research and development expenses increased 35% from $1.8 million in the second quarter 2003 to $2.4 million in the second quarter 2004, but decreased as a percentage of total revenues from 19% in the second quarter 2003 to 18% in the second quarter 2004.  The increase in research and development dollars reflects higher employee compensation and benefit costs of $679,000, and higher amortization costs of $55,000 relating to equipment, partially offset by reduced materials costs of $94,000. The Company believes that significant investments in research and development are required to maintain its technology and compete in its business.  The Company expects to continue to spend approximately 18% to 19% of revenue in research and development activities in 2004.

Selling and marketing.  Selling and marketing expenses increased 24% from $1.3 in the second quarter 2003 to $1.6 million in the second quarter 2004 but decreased as a percentage of total revenues from 14% in the second quarter 2003 to 12% in the second quarter 2004.  The increased selling and marketing costs in the current quarter are due primarily to higher employee compensation and benefit costs of $301,000, employee relocation costs of $54,000, and increased travel costs of $47,000, partially offset by lower product promotion costs of $48,000.  The Company expects to spend approximately 11.5% to 12.5% of revenue in selling and marketing activities in 2004.

General and administration.  General and administration expenses increased 31% from $993,000 in the second quarter 2003 to $1.3 million in the second quarter 2004 but remained constant at 10% as a percentage of revenue in both periods.  The increase in general and administration dollars is a result of higher employee compensation and benefit costs of $263,000, and increased professional fees of $72,000.

Share offering costs.  As of June 30, 2004, the Company had incurred $722,000 of expenses in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares.  On May 26, 2004, the Company withdrew the offering.  As the Company does not intend to proceed with the offering at this time, the Company has expensed the $722,000 within the Consolidated Statement of Operations for the three and six month periods ending June 30, 2004.

Interest income, net.  The Company earned net interest income of $55,000 in the second quarter 2004 compared with $55,000 in the second quarter 2003. Higher cash balances available for investment were offset by lower interest rates.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other income (expense).  Other income was $56,000 in the second quarter 2004 compared to other expense of $220,000 in the second quarter 2003.  In both periods, the majority of the other expense consisted primarily of foreign exchange gains or losses arising from a change in the Canadian dollar versus the U.S. dollar.

Provision for income taxes.  The provision for income taxes, which consists primarily of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $22,000 in the second quarter 2004 compared to $20,000 in the second quarter 2003, with the increase attributable to higher capital base applicable for LCT purposes.

Six Month Period Ended June 30, 2004 Compared to Six Month Period Ended June 29, 2003

Revenues

Total revenues were $25.8 million in the six month period ended June 30, 2004, representing a 57% increase compared to $16.4 million in the six month period ended June 29, 2003.  The following table sets out revenues of the Company by the categories indicated for the first six months of 2004 and 2003.

	Six Months Ended ($ thousands)
	June 30, 2004		June 29, 2003		Change
	$	%	$	%	$	%
Geomatics	$4,263	17%	$3,239	20%	$1,024	32%
Aerospace & Defense	5,592	22%	3,317	20%	2,275	69%
Special Applications	15,835	61%	9,812	60%	6,023	61%
Other	94	—	45	—	49	>100%
TOTAL	$25,784	100%	$16,413	100%	$9,371	57%

Geomatics

Geomatics revenue was $4.3 million for the six month period ended June 30, 2004, an increase of 32% from the $3.2 million revenue in the six month period ended June 29, 2003, primarily as a result of higher product sales by Point, particularly into Europe and Asia, and higher revenue related to cash collections received by the Company from Point of $1.0 million in the six month period ended June 30, 2004 compared to $328,000 in the six month period ended June 29, 2003 (including inter-company eliminations).

Aerospace and Defense

Aerospace and Defense revenue was $5.6 million for the six month period ended June 30, 2004 an increase of 69% from the $3.3 million for the six month period ended June 29, 2003.  The Company’s Aerospace and Defense revenues are highly dependent on the timing of large, government funded programs and the majority of the revenue for the first half of 2004 related to three U.S. “WAAS” (Wide Area Augmentation System) aviation programs.  The WAAS related programs contributed $4.5 million in revenue in the first six months of 2004 compared to $2.2 million in the first six months of 2003.

Special Applications

Special Applications revenues were $15.8 million for the six month period ended June 30, 2004, an increase of 61% from the $9.8 million for the six month period ended June 29, 2003.  The increase was primarily attributable to product shipments to Leica Geosystems, an increase in revenue from the GPS OEM L1 product line acquired in May 2003 from CMC Electronics of $1.3 million and higher shipments of product into China of $919,000 (excluding L1 product).

Other Revenue

Other revenue related to the sale of manufacturing components was $94,000 for the six month period ended June 30, 2004, compared to $45,000 for the six month period ended June 29, 2003.

Revenues by Geographic Market

The Company derived approximately 46% of its total revenues from the sale of its products to countries outside the United States and Canada for the six month period ended June 30, 2004 compared to 41% for the six month period ended June 29, 2003.  Revenues from international sales increased to $11.9 million for the six month period ended June 30, 2004 from $6.8 million for the six month period ended June 29, 2003, mainly as a result of sales to Leica in Switzerland and higher shipments to China.

Gross Profit. Gross profit increased to $14.9 million for the six month period ended June 30, 2004 from $8.5 million for the six month period ended June 29, 2003, mainly as a result of increased revenue.  Gross profit as a percentage of total revenues increased to 58% for the six month period ended June 30, 2004 from 52% for the six month period ended June 29, 2003, with the increase attributable to favourable product mix, including the benefit of aviation hardware shipments, and lower per unit manufacturing costs.

Research and development.  Research and development expenses increased 44% from $3.1 million for the six month period ended June 29, 2003 to $4.4 million for the six month period ended June 30, 2004, but decreased as a percentage of total revenues from 19% in the six month period ended June 29, 2003 to 17% in the six month period ended June 30, 2004.  The increase in research and development dollars reflects higher employee compensation and benefit costs of $1.3 million, higher amortization costs of $113,000 relating to equipment, partially offset by reduced material costs of $102,000.

Selling and marketing.  Selling and marketing expenses increased 26% from $2.4 for the six month period ended June 29, 2003 to $3.0 million for the six month period ended June 30, 2004 but decreased as a percentage of total revenues from 15% for the six month period ended June 29, 2003 to 12% for the six month period ended June 30, 2004.  The increased selling and marketing costs are due primarily to higher employee compensation and benefit costs of $581,000, higher provision for doubtful accounts of $45,000, higher employee recloation costs of $54,000 and higher travel costs of $36,000, partially offset by lower distribution costs in Asia of $138,000.

General and administration.  General and administration expenses increased 40% from $1.9 million for the six month period ended June 29, 2003 to $2.6 million for the six month period ended June 30, 2004 but decreased as a percentage of revenue from 11% for the six month period ended June 29, 2003 to 10% for the six month period ended June 30, 2004.  The increase in general and administration dollars is a result of higher employee compensation and benefit costs of $616,000, and increased professional fees of $133,000.

Share offering costs.  As of June 30, 2004, the Company had incurred $722,000 of expenses in relation to a proposed public offering in Canada and a private placement in the U.S. of its common shares.  On May 26, 2004, the Company withdrew the offering.  As the Company does not intend to proceed with the offering at this time, the Company has expensed the $722,000 within the Consolidated Statement of Operations for the three and six month periods ending June 30, 2004.

Interest income, net.  The Company earned net interest income of $108,000 for the six month period ended June 30, 2004 compared with $98,000 for the six month period ended June 29, 2003 as a result of higher cash balances being available for investment partially offset by lower interest rates.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other income (expense).  Other income was $15,000 for the six month period ended June 30, 2004 compared to other expense of $406,000 for the six month period ended June 29, 2003.  In both periods, the majority of the other expense consisted primarily of foreign exchange gains or losses arising from a change in the Canadian dollar versus the U.S. dollar.

Provision for income taxes.  The provision for income taxes, which consists primarily of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $34,000 for the six month period ended June 30, 2004 compared to $21,000 for the six month period ended June 29, 2003, with the increase attributable primarily to a recovery of income tax at Point, Inc. in the first quarter of 2003.

Taxes

The Company has not recorded a provision for income taxes in Canada, other than for Canadian federal large corporations tax and taxes payable, due to previously incurred losses, credits and costs. As of June 30, 2004, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the common shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.’s acquisition of the common shares of CMC Electronics in April 2001 each constitute acquisition of control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2003 as part of Form 20-F with the U.S. Securities and Exchange Commission.

Liquidity and Capital Resources

In the six month period ended June 30, 2004, cash provided by operations was $4.9 million, compared to cash provided by operations of $3.8 million in the second quarter of 2003.  Cash provided by operations in the six month period ended June 30, 2004 consisted primarily of net income of $4.2 million and $1.1 million of amortization expenses and $722,000 of costs associated with the proposed public offering/private placement of the Company’s shares, offset by a $1.2 million increase in working capital.  The increase in working capital from December 31, 2003 to June 30, 2004 was caused primarily by increased receivables and inventory, partially offset by an increase in trade payables.

In the six month period ended June 30, 2004, cash used in financing activities was $313,000, related primarily to expenses paid relating to the proposed public offering/private placement of the Company’s shares of $663,000, partially offset by employee exercise of stock options of $399,000.  In the comparable period in 2003, $66,000 cash was used in financing activities, primarily related to capital lease payments.

In the six month period ended June 30, 2004, cash used in investing activities was $4.3 million, consisting of purchases of $12.5 million of short-term investments, partially offset by proceeds of $10 million in short-term investments, purchases of $1.2 million of capital equipment, capitalized expenditures of $145,000 related to the development of a certified GPS aviation receiver and $136,000 royalty payment to CMC Electronics relating to the purchase of their former OEM GPS business.  In the six month period ended June 29, 2003, cash used in investing activities was $3.5 million, attributable to the purchase of $4.6 million in short-term investments and $1.0 million of capital equipment, partially offset by proceeds of $2.2 million received upon the maturity of short-term investments.

At June 30, 2004, the Company had cash and short-term investments of $16.2 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to between US$6.5 and $7.5 million of foreign exchange contracts (depending on the maturity date of the contract).  The lines of credit are payable on demand and are secured by certain of the Company’s assets.  At June 30, 2004, portions of the lines of credit were utilized to support $67,000 of letters of credit and US$4.0 million in foreign exchange contracts, leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$2.5 to $3.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

Off Balance Sheet Arrangements

As of June 30, 2004, the Company had no off balance sheet arrangements other than operating leases entered into in the normal course of business.

Contractual Obligations

There have been no material changes to the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables, from those disclosed in the Company’s Form 20-F for the year ended December 31, 2003.

Quantitive and Qualitative Disclosure About Market Risk

Most of the Company’s revenues (over 95% for the first six months of 2004) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the

Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in these activities.

At June 30, 2004, the Company had forward foreign currency contracts to sell US$4.0 million between July 30, 2004 and December 31, 2004 at rates between $0.7560 and $0.7635.

There have been no material changes to the company’s sensitivity to fluctuations in the U.S. dollar to Canadian dollar exchange rate from those disclosed in the Company’s Form 20F for the year ended December 31, 2003.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans and capital lease obligations.

Legal Proceedings

There has been no material change since the Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Other Information

Submission of Matters to a Vote of Security Holders

The annual meeting of shareholders of the Company was held in Calgary, Alberta, Canada on July 20, 2004.  An election of Directors was held with the following individuals elected to the Company’s Board of Directors:

	Votes
Name	For	Withheld
Gregory O. Baylin	7,183,997	3,854
Werner Gartner	7,183,847	4,004
Jonathan W. Ladd	7,183,847	4,004
Richard D. Orman	7,186,001	1,850
Joel A. Schleicher	7,186,151	1,700
Charles R. Trimble	7,185,151	2,700
David E. Vaughn	7,177,997	9,854
Gregory A. Yeldon	7,183,997	3,854

Also at the shareholders’ meeting, Deloitte & Touche LLP was approved as the auditors of the Company (7,182,597 For, 3,104 Against and 2,150 Abstain).  The amendments to the Company’s Employee Stock Option Plan (6,022,390 For, 16,195 Against and 850 Abstain) and the Company’s Directors Stock Option Plan (6,035,209 For, 4,226 Against and 0 Abstain) were also approved.